X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 SEP 25 AM 7:21

03032238

DELIVERED BY MAIL

September 12, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549
USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., which is dated September 12, 2003.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encl

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

dlw 9/25

X-Cal Resources Ltd.

TSX/XCL **September 12, 2003**

News Release

X-CAL FILES FOR PRIVATE PLACEMENTS TO EXERCISE ITS SLEEPER GOLD OPTION

X-Cal Resources Ltd. is negotiating a private placement of up to 16,000,000 common shares at US$1.00 per share, as part of a modification to the special unit described by X-Cal in a press release dated July 24, 2003.

The modification eliminates the warrant mentioned in the option exercise outline described in the July 24, 2003 news release. Instead, the special units will consist of common shares of X-Cal Resources Ltd. Each 2 million share purchase will entitle the subscriber to a 3% interest in the Sleeper Mining Company, LLC, after X-Cal's option to acquire 100% of the Sleeper Mining Company, LLC has been exercised.

X-Cal currently holds 50% of the Sleeper Mining Company, LLC, which is the major mineral claim holder in the Sleeper Gold District, located in Humboldt County, Nevada. X-Cal will also contribute all other claims that it holds in the Sleeper Gold District to the Sleeper Mining Company, LLC, after exercise of its option.

As stated in the news release of July 24, 2003, participation commitments have been received from several financial groups. One of the participants in the private placement will be Kinross Gold Corporation (an insider). Kinross has agreed to purchase 4 million common shares of X-Cal Resources Ltd. at US$1.00 per share. The purchase will entitle Kinross to a 6% interest in the Sleeper Mining Company, LLC. The Kinross subscription is conditional on X-Cal funding the reclamation bond for the Sleeper Gold Property following completion of the private placement. The Kinross subscription to the private placement is equal to the amount that would have been due from X-Cal to Kinross upon exercise of X-Cal's option on 100% of the Sleeper Mining Company, LLC. The Kinross subscription will eliminate any cash payment due by X-Cal to Kinross. The remaining condition to fulfill all terms of X-Cal's option will be bonding of the Sleeper Gold Project. (See previous news release dated July 24, 2003)

Funds must be delivered into trust and regulatory approval obtained prior to completion of the proposed transaction. The ownership of the Sleeper Mining Company, LLC will be: 76% X-Cal Resources Ltd. and 24% to the subscribers to the private placement. Closing is expected to take place prior to December 30, 2003, under the terms of the present X-Cal/Kinross agreements. The fully diluted number of X-Cal shares will be approximately 90,000,000. Kinross will have approximately 13.5 million common shares of X-Cal and a 6% interest in the Sleeper Mining Company, LLC upon closing.

Allocation of the units to the other potential participants in the private placement is under discussion.

X-Cal Resources Ltd. is fully disclosed at this time. The current X-Cal Annual Information Form as of August 15, 2003 for the year ended March 31, 2003 is available on Sedar. The proposed transaction is subject to all regulatory approvals.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*